Full Year 2005 Results

Jakarta, 24  March 2006

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Cap – (31/12/2005)

Rp 29.7trillion

Issued shares - (31/12/2005)

5,356,174,500

Share Price

As of  31 December 2005

Rp5,550

Hi/Lo (3 mo)

Rp5,875/5,800

Major Shareholders (31/12/05)

Indonesia Communication Ltd        40.54%

Government of Indonesia              14.50%

Public                                             44.96%

Exchange Rate

1 US$ = Rp9,830 - (31/12/2005)

1 US$ = Rp9,290 - (31/12/2004)

Board of Directors (31/12/2005)

President Director/CEO - Hasnul Suhaimi

Deputy Pres. Dir. - Kaizad B. Heerjee

Finance Dir./CFO – Wong Heang Tuck

Consumer Mkt Dir. – Johnny Swandi Sjam

Corporate Mkt Dir. –  Wahyu Wijayadi

Planning & Project Dev. Dir. – Wityasmoro S. H.

Corporate Svc. Dir. –  Wimbo S Hardjito

Network Quality & Operations Dir –

Raymond Tan

Information Technology  Dir – Joseph Chan

Consolidated Subsidiaries

Satelindo Intl Finance B.V. (100%)

Indosat Fin Company B.V. (100%)

Indosat Intl Fin Company B.V. (100%)

Indosat Singapore Pte Ltd (100%)

PT IM2 (99.85%)

PT Satelindo Multi Media (99.60%)

PT Aplikanusa Lintasarta (72.36%)

PT Artajasa Pembayaran Elektronis (39.80%)

Website

http://www.indosat.com

Financial Summary

For  the twelve months ended 31 December

Description (in Rp billion)	2004	2005	Change (%)
Operating Revenues	10,430.1	11,589.8	11.1%
Operating Expenses	7,232.0	7,937.9	9.8%
Operating Income	3,198.1	3,651.9	14.2%
Net Income [1]	1,633.2	1,623.5	-0.6%
EBITDA	6,016.7	6,732.1	11.9%

(1) In FY04 we recorded pre-tax gain from the sale of our shares in MGTI amounting to Rp286.2 billion and pre-tax gain from the sale of our shares in PIN amounting to Rp110.9 billion

Ratio	Formula	2004	2005
EBITDA Margin	EBITDA / Operating Revenues	57.7%	58.1%
Interest Coverage	EBITDA/Interest Expense	559.2%	542.6%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	191.9%	224.5%
Net Debt to Equity	(Debt – Cash) / Shareholders Equity	41.6%	54.4%

Business Highlights

•

As of 31 December 2005, our cellular subscriber base reached 14.5 million or  increased by 48.8% year-on-year. While cellular revenues increased by 17.7% from Rp7,342.1 billion in  2004 to Rp Rp8,645.0 billion in 2005.

•

Our MIDI business recorded an increase demand of IP VPN, internet, and domestic  whole sale services hence our MIDI revenues booked 14.2% growth in operating revenues in 2005 compared to the same period last year.

•

We recorded 12.2% growth in our IDD minutes in 2005 compared to the same period last year mainly driven by increase in incoming minutes.

•

Cellular, fixed telecommunications and MIDI & other services contributed 74.6%, 10.8%, 14.6% respectively to operating revenues.

•

We obtained the necessary consent relating to the indentures of Indosat US$300 million notes due 2010, hence all the covenants are now consistent with the covenants under the indenture of our US$250 million notes due in 2012.

•

Our US$ denominated net liabilities was US$371.4 million and we have hedging facility with notional amount of US$ 275 million as of December 31, 2005.

Investor Relations Division

Phone :+62213869614/300030001

PT Indosat Tbk

Fax : +62 21 3804045

Jl Medan Merdeka Barat 21

E-mail : investor@indosat.com

Jakarta – Indonesia

INDOSAT REPORTS AUDITED CONSOLIDATED FULL YEAR 2005 RESULTS

PT Indosat Tbk (“Indosat” or the “Company”) released its audited and consolidated operating and financial results for the year ended 31 December 2005. The Company recorded operating revenues and operating income for the period of Rp11,589.8 billion and Rp3,651.9 billion, respectively. Net income was recorded as Rp1,623.5 billion for the same period.

For the  period ended 31 December 2005, cellular, fixed telecommunications and MIDI and other services contributed 74.6%, 10.8%, and 14.6%  to consolidated operating revenues, respectively.

The financial statements were prepared in accordance with Indonesian Generally Accepted Accounting Principles. For more detailed information, please refer to the Company’s Audited Financial Statements as filed with Bapepam and the exchanges on March 23, 2006.

FINANCIAL RESULTS

Operating revenues

Operating revenues increased by 11.1% from Rp10,430.1 billion in  2004 to Rp11,589.8 billion in  2005 primarily as a result of growth in operating revenues from cellular services. Year-on-year, operating revenues from cellular and MIDI services increased by 17.7% and 14.2% respectively while operating revenues from fixed telecommunications services decreased by 19.0%. As a result, cellular services revenues represented 74.6% of our total operating revenues in  2005 or increased its contribution from  70.4% in  2004.

Cellular services.  In  2005, we recorded cellular services operating revenues amounting to Rp8,645.0 billion, or an increase of 17.7% from Rp7,342.1 billion in  2004. The increase in revenues of 17.7% in 2005 which is lower than the increase in subscribers of 48.8% was due, among others, to the declining Blended ARPU from Rp 89,489 in 2004 to Rp 67,113 or declined 25% in 2005.

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.  For post-paid subscribers, monthly service fees are recognized as the service is provided. For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month. Cellular revenues are presented on a net basis, after interconnection expenses, and revenues sharing with the content providers.

Our cellular revenues were derived mainly from the following items :

•

Usage charges increased by Rp575.3 billion in 2005, or increased by 13.6% compared to the prior year and represented 54.5% of our cellular services operating revenues. In 2004, usage charges contributed 57.5% to the cellular services operating revenues. This increase was due to the increase in usage of cellular service as a result from the growing subscriber base.

•

Value-added features increased by Rp684.2 billion, or 32.1%, in  2005 compared to 2004. The increase in value added features is mainly due to the increase in usage of short message and VAS services. As a result, contribution of value-added features to cellular services operating revenues increased from 29.0% in  2004 to 32.6% in  2005.

•

Interconnection Income: The revenues from interconnection income increased by Rp39.2 billion, or 5.5% increase during 2005.

Fixed telecommunications services.  The fixed telecommunication services revenue was Rp 1,250.8 billion in 2005 or decrease 19.0% compared to Rp 1,544.7 billion in 2004. It was contributed by International calls revenues 86.8% and the remaining 13.2% generated by fixed wireless access and fixed line services (I-Phone). Our fixed telecommunication derived mainly from following items :

•

Our International calls revenues declined from Rp 1,454.7 billion in 2004 to Rp 1,085.1 billion in 2005 due to competition in IDD business resulted in declining outgoing traffic and continuing decrease in accounting rates with international operators.

•

While fixed wireless access and fixed line services revenues increased by 65.4% from Rp83.1 Billion in 2004 to Rp165.7 billion in 2005 mainly due to the increase of our fixed wireless subscriber base

MIDI services.   In  2005, operating revenues from MIDI services increased by 14.2% year-on-year from Rp1,483.9 billion in  2004 to Rp1,694.0 billion in  2005 mainly due to increase in IP VPN, Internet and leased lines revenues following the increase demand for domestic Broadband leased lines and IP-based services.

Operating expenses

Operating expenses increased by Rp705.8 billion, or 9.8% year-on-year, from Rp7,232.0 billion in  2004 to Rp7,937.9 billion in  2005 primarily due to activities in growing our cellular business.

Depreciation and amortization expenses. It increased by 9.3% from Rp2,818.7 billion in  2004 to Rp3,080.2 billion in  2005 primarily due to increase in fixed assets mainly cellular business related fixed assets procured in  2005.

Personnel costs. We could manage personnel costs hence it only increased by 4.7% in 2005 which was lower than the percentage increase of operating revenues and overall operating expenses.

Compensation expenses to telecommunications carriers and service providers. It decreased by Rp104.9 billion from Rp513.4 billion in  2004 to Rp408.4 billion in  2005 primarily due to increased delivery of IDD traffic through our own network and the decrease in incoming and outgoing traffics from other local operators.

Maintenance expenses.  It increased by 29.8% year-on-year, from Rp. 473.4 billion in  2004 to Rp. 614.6 billion in  2005 primarily due to increased maintenance expenses associated with our increased capital expenditure on cellular equipment, primarily base transceiver stations and additional cellular equipment installed during such periods.

Administration and general expenses. It increased by 28.6% year-on-year, from Rp. 471.3 billion in  2004 to Rp. 606.0 billion in  2005 primarily due to increase in provision for doubtful account amounting to Rp. 127.4 billion. The increase of Rp 127.4 billion of provision in 2005 was a result of the standardization of the Company’s accounting policy for provision for doubtful accounts effective since 2004 following the merger of Satelindo and IM3 into Indosat, as well as due to the additional provision provided for cellular postpaid subscribers.

Marketing expenses. It increased by Rp10.2 billion, or 2.9%, from Rp349.8 billion in  2004 to Rp360.0 billion in  2005 due primarily promotional and sales campaign.

Leased circuit expenses. It related primarily to the use of leased circuits by our cellular and MIDI services businesses. Leased circuits expenses increased by Rp44.5 billion, or 45.6%, from Rp97.7 billion in  2004 to Rp142.2 billion in  2005 due primarily due to the increase in MIDI services i.e. the leased lines & Internet capacity.

Other cost of services expenses.  It increased by 12.4% year-on-year, from Rp1,300.4 billion in  2004 to Rp1,461.7 billion in  2005 mainly due increase in expenses related to government levies (BHP Frequency, USO, Concession Fee) due to the higher of cellular base stations and revenues in 2005, also rent & utilities expenses to support our increased property and equipment. On the other hand, we managed to significantly decrease the cost of SIM cards and reloaded vouchers By 18.7% or Rp79.6 billion by reducing the average unit prices of the cards/vouchers.

Other income/(expenses)

We recorded other expenses of Rp1,299.2 billion in  2005 compared to Rp876.8 billion in  2004 primarily due to the following:

Gain of sale of investment in associated company and other long term investment. In the  2004 were recorded as Rp286.2 billion and represents the gain on sale of investment in MGTI and Rp110.9 billion were recorded due to due to the sale of our shares in Pramindo Ikat Nusantara. While in 2005, the Company only recorded the gain on sale of investment amounting to Rp 15.8 billion from sale of shares in Cambodian Indosat Telecommunications S.A. (“Camintel”) and the sale of 10% shares in Patrakom.

Gain (Loss) on change in value of derivatives. It decreased from loss Rp170.5 billion in  2004 to loss Rp44.2 billion in  2005. The loss on change in fair value of the swap contracts in 2005 amounting to Rp44,2 billion mainly resulted from interest rate swap contracts which had been terminated in April and May 2005. Such losses had been incurred mainly due to the increase in U.S. LIBOR interest rate in 2005 from 2.775% at the end of 2004 to 3.51% at the time swap contracts terminated. The increase in expected rates in the future resulted in a loss position to the Company.

Financing cost expenses. It increased by Rp167.2 billion or 15.2% resulting from the interest expenses of newly issued of the Company’s bonds in 2005, i.e. “Fourth Indosat Bonds in year 2005 with fixed rate”,”Indosat Syariah Ijarah Bonds in year 2005” and “Guaranteed Notes Due 2012”.

Gain (loss) on Foreign exchange. Loss on foreign exchange  increased by Rp13.8 billion from Rp66.1 billion in  2004 to Rp79.9 billion mainly due to a) a higher net US$ denominated liabilities in 2005 and b) change in the depreciation of Rupiah against US Dollar.

EBITDA

We recorded EBITDA of Rp6,732.1 billion in  2005, or a 11.9% increase from Rp6,016.7 billion in the same period last year, resulting in EBITDA margin of 58.09%.

Note : EBITDA means earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Net Income

We recorded net income of Rp1,623.5 billion for the twelve month period ended December 31, 2005 or  0.6% decline compared to the net income for the period ended December 31, 2004.

STATUS OF BORROWINGS

Outstanding borrowings

As of 31 December 2005, the Company had outstanding borrowings of Rp11,470.7 billion comprised of Long-term debt (net of current maturities) of Rp1,308.8 billion; Bonds payable (net of issuance cost and net of current maturities) of Rp10,161.9 billion; Current maturities of long-term Debt of Rp49.7 billion; and Current maturities of bonds payable of Rp981.9 billion.

Our US$ denominated liabilities as of 31 December 2005 is US$765.3 million. And after taking into account our US$ denominated assets, our net liabilities was US$371.4 million as of 31 December 2005. On 20 September 2005, we increased the hedged portion of our US$ obligation from US$175 million to US$ 275 million, hence lowering our exposure to foreign exchange rate fluctuation.

On 13 September 2005, the Company repurchased a portion of the Series A bonds amounting to Rp48.5 billion at the price equal to 101.175% of the principal amount repurchased.

Revenue-sharing component of Indosat’s Syariah Mudharabah Bond

Operating Revenues (Rp in Billions)	1Q-05	2Q-05	3Q-05	4Q-05	2005
Internet (from IM2)	75.9	80.3	86.7	109.2	352.1
Satellite (Indosat Consolidated)	34.4	40.1	38.8	36.8	150.1

CAPITAL EXPENDITURES

In 2005, Indosat committed Rp8,799.8 billion for capital expenditures comprises: Rp7,252.8 billion for developing cellular network; Rp879.3 billion for fixed telecommunications; and Rp667.7 billion for MIDI, backbone and other services.

OPERATING RESULTS

Cellular services

At year end 2005, our total subscriber base was 14.5 mil or  net addition of cellular subscribers were 4.8 million cellular subscribers  or increased 48.8% year-on-year which is inline with industry growth. On 31 December 2005, our subscriber base consists of 13.8 million prepaid customers (95.3%) and 0.7 million postpaid customers (4.7%).

Inline with the strategy to expand coverage to outside of Java, 22% of our customers reside outside of Java by end of 2005.

We recorded a blended ARPU of Rp 67.1 thousand or decrease 25% compared to 2004 due to the decrease in average usage of voice services among customers.

Cellular Marketing and Promotion initiatives launched in  2005 included, among others:

•

“Mentari Tarif Hebat,” which is a “family and friends package” offering a special voice tariff between three pre-registered numbers (including the original party) with talk time charged at the rate of Rp600 per minute   effective from 14 February until 31 December 2005; and the second one is tariff to local PSTN of Rp 600 per minute before VAT effective from 27 April until 30 September 2005.

•

IM3 Tariff in New Area, a same tariff among IM3 customers for local calls with flat tariff of Rp 500 per minute in Kalimantan, Sulawesi, and other Eastern Indonesia regions.

•

BPKB or “Beli Pulsa Kebanjiran Bonus” program, which is a retention program for Mentari and IM3 (prepaid) by offering sweepstake point for each top up (every Rp25,000 top up earns one point). Points are withdrawn in the end promotion period. Also offer 10% bonus airtime for top up between May 9 and August 15, 2005.

•

Tariff for Regional Mentari, for currently specially offered to subscribers in eastern Indonesia regions since August, in the form of discounted tariff for calls made among Mentari subscribers.

•

Launched I-Ring (personalized ring back tone) in areas outside Java.

•

Launch of Push Mail over MMS (I-Memova), Voice Based SMS (I-Say), and Community Specific Content Value Added SMS (Automotive Club, Charity Program by Religious Group).

•

“Mentari Parsel”, offering a special voice tariff such as Tarif Pagi Rp. 150 per 30 second, Local PSTN tariff Rp. 300 per 30 second, Registered local on-net calls Rp. 300 per 30 second, 20 SMS bonuses  effective from 1 october 2006 to 7 January 2006.

•

IM3 Bonus Pulsa Harian, offering bonuses Rp. 500,- for customer which usage Rp. 2.000,- per day effective from 14 October up to 30 April 2006

Cellular Network Development Updates

As of December 31	2004	2005	Net Add

Operating sites	4,026	5,033	1,007
Base stations	4,565	5,702	1,137
Base station controllers	156	148	-8
Mobile switching centers	36	49	13

As of December 31, 2005, we had finalized the integration of the cellular radio networks of our legacy subsidiaries, Satelindo and IM3 and the start the integration of core network (IN) this year.

Fixed telecommunications services

International call.Total traffic of international call services increased by 12.2% year on year from 859.5 million minutes in 2004 to 964.7 million minutes in 2005. Total incoming traffic increased by 20.5% year on year, from  670.8 million minutes in 2004 to 808.0 million minutes in 2005, primarily due to implementation of pricing and volume commitments with several foreign telecommunications operators. Outgoing traffic decreased by 17.0% year on year, from 188.7 million minutes in 2004 to 156.6 million minutes in 2005 due primarily to increased competition and to a lesser extent from VoIP providers

To defend our market share, Indosat initiated several key programs in  2005, including:

•

Enhancing IDD 001, 008 & Flat Call tiering strategy

•

Loyalty program for IDD “001” and IDD “008” users

•

FlatCall “016” promotion via SMS broadcast to IM3, Mentari and low-end Matrix Users

•

Program Promo Umroh & Hajj for Matrix subscribers via Indosat Indonesia Direct since 15 June 2005 up to 31 January 2006

Fixed wireless access services. As of 31 December 2005, our fixed wireless access services had a total subscriber base of 271,158 comprised of 19,708 postpaid subscribers and 251,450 prepaid subscribers.  Blended ARPU for  2005 was Rp47.8 thousand,  ARPU of Rp188.3 thousand for postpaid subscribers and ARPU of Rp26.2 thousand for prepaid subscribers.

To promote our fixed wireless access services, we launched several initiatives such as :

•

“Hujan Bintang StarOne” program, a program to enlarge customers’ awareness by offering 24 hour non stop free local calls among StarOne customers by aim as to acquire large customers and retain existing customers.

•

Bundling program StarOne and Nokia

•

  “JAGOAN” program, from July to Dec 2005, a program to enlarge customers’ awareness by offering 50% bonus on reload, and competitive charging for calls within ISAT Network aimed as to acquire large customers and retain existing customers

MIDI services

In  2005, some MIDI services enjoyed a positive growth, especially for the wholesale segment and IP-based services,. We also experienced an increase in domestic demand for broadband leased lines. Our key initiatives in our MIDI services business in 2005 were as follows:

•

Aggressive selling of domestic and international broadband services.

•

Market expansion through MPLS POP both domestic & international

•

Expand international IP backbond via peering broadband with some partners (KT, TM, KDDI AT&T and CHTI)

•

ACASIA Mid Year Promotion until end of year 2005

Recent Developments

Indosat Obtained 3G Spectrum License

Indosat won  5MHz 3G spectrum by putting in the lowest bid at Rp 160bn. Upfront fee to be paid will be Rp 320bn. We aim to launch preliminary service by second half of this year in Jakarta and Surabaya. Under the license, Indosat is required to roll-out network in two major areas covering 10% of population in the first year.

Indosat had conducted 3G trial since July 2005 and installed 3G nodes in Jakarta and Surabaya.

Indosat Launched IM3 Super Voucher (SMS Only Reload Voucher) & M3-Blog

On 8 March 2006, we launched IM3 SMS Super Voucher with denomination of Rp5000 for sending SMS only with the tariff of  Rp 100/SMS to all IM3 customers from IM3 customers in Java Island and Rp100/SMS to all IM3, Mentari and Matrix customers from IM3 customers outside Java Island. The program will be valid until 30 April 2006. This voucher offers benefits such as 15 days active period and 40 days grace period.

In this opportunity, beside IM3 SMS Super Voucher, Indosat also introduced M3-BLOG. Currently, Blog has becoming a trend in internet community who is dominated by youth market, therefore, Indosat launched M3-BLOG which offers the first blogging mobile services in Indonesia for IM3 customers community.

Holders of Indosat Finance’s US$300,000,000 7.75% Guaranteed Notes Due 2010

Consented to Proposed Amendments to the Indenture

Indosat Finance Company B.V. (“Indosat Finance”), a wholly owned subsidiary of PT Indosat Tbk (“Indosat”), released an announcement on 26 January 2006, regarding the expiration of its consent solicitation relating to its US$300,000,000 7.75% Guaranteed Notes Due 2010 (the “Notes”).

Indosat Finance was seeking to conform the terms of the Indenture to the terms of the 2012 Indenture to achieve increased management and administrative efficiencies and to modify certain covenants contained in the Indenture.

On January 24, 2006, Indosat Finance had received consents for the Proposed Amendments from holders of the Notes representing an aggregate principal amount of US$239,526,000, or 79.842% of the outstanding Notes, pursuant to the terms and conditions set forth in the Consent Solicitation Statement dated January 11, 2006.

Indosat Established Indosat Singapore Pte Ltd

To address and better serves its multinational corporations customers, Indosat established Indosat Singapore Pte Ltd, a wholly owned subsdiary based in Singapore. Indosat Singapore acts as a marketing office and is meant to liaise with the regional headquarters of many MNCs in Singapore, who make decision on their telecom service for their offices in the region (including their offices in Indonesia). Indosat Singapore plans to submit for a facilities based operator license from the IDA.

Indosat to Roll-out Submarine Cable to Kalimantan and Sulawesi

Consistent with its strategy to expand network coverage to areas outside of Java, Indosat has started the rolling out submarine cable network connecting Kalimantan and Sulawesi with the main island of Java (JAKASUSI cable). The capacity will be mainly used as the backbone to carry the increasing traffic for cellular services but it will be able to carry other traffic as well. The capital expenditure for this roll-out is part of the planned investment this year. The project is expected to be finalized in early 2007.

MoC Decree on Cost Based Interconnection

On 8 February 2006, the Minister of Communications and Informatics issued the MoC Decree No 8/2006 on Cost Based Interconnection. The decree required operators to issue Reference Interconnect Offer (RIO) which contains the terms and conditions for interconnection among operators. Operators controlling more than 25% of market share are considered “dominant operators” and will be required to have their RIO to be approved by the Regulator.

Prepaid Registration

The MoC had issued Decree No 23/2005 which requires the mobile prepaid customers (FWA and GSM) to register their identification to their respective operators. The deadline for the registration is 28 April 2006 and the Minister has stated that operators must disconnect the unregistered customers after the deadline. Until 19 March 2006, Indosat had registered around 5.3 million prepaid customers. Joint campaign and public announcement had been conducted between operators and the Regulators since 15 December 2006.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward-looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 and 2005

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2004	2005
	Rp	Rp	Us$ (1)

ASSETS

CURRENT ASSET
Cash and cash equivalents	4,010.2	4,717.3	479.9
Short-term investments - net of allowance	1.4	39.0	4.0
Accounts receivable – net of allowance
Trade
Related parties
PT Telkom Tbk	166.6	67.6	6.9
Others	156.1	108.8	11.1
Third parties	987.9	982.4	99.9
Others
Third parties	18.3	16.3	1.7
Inventories	113.7	204.0	20.7
Derivative assets	2.1	79.2	8.1
Advances	88.1	47.7	4.9
Prepaid taxes	661.7	940.2	95.6
Prepaid expenses	254.2	295.4	30.1
Other current assets	112.8	29.2	3.0
Total Current Assets	6,573.1	7,527.0	756.7

NON-CURRENT ASSETS
Due from related parties – net of allowance	48.0	30.4	3.1
Deferred tax assets - net	33.2	44.2	4.5
Investment in associated companies – net of allowance	33.1	0.5	0.1
Other long-term investments – net of allowance	102.2	2.7	0.3
Property and equipment - net	17,243.2	21,564.8	2,193.8
Goodwill and other intangible assets - net	3,012.6	2,682.6	272.9
Long-term receivables	129.7	122.3	12.4
Long-term prepaid pension - net of current portion	180.2	236.5	24.1
Long-term advances	290.8	327.4	33.3
Others	226.5	248.8	25.3
Total Non-current Assets	21,299.4	25,260.1	2,569.7

TOTAL ASSETS	27,872.5	32,787.1	3,335.4

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2005 of Rp9,830 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 and 2005

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2004	2005
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	9.8	-	-
Accounts payable – trade
Related parties	21.6	30.5	3.1
Third parties	204.1	163.6	16.6
Dividend payable
Procurement payable	2,049.1	2,609.3	265.4
Taxes payable	220.2	205.9	20.9
Accrued expenses	759.3	843.2	85.8
Unearned income	602.6	488.7	49.7
Deposits from customers	55.9	26.5	2.7
Derivative liabilities	175.4	11.5	1.2
Current maturities of
Loans payable
Related parties	168.3	-	-
Third parties	207.1	49.7	5.1
Bonds payable	-	981.9	99.9
Other current liabilities	19.3	20.6	2.1
Total Current Liabilities	4,492.8	5,431.4	552.5

NON-CURRENT LIABILITIES
Due to related parties	39.1	16.6	1.7
Deferred tax liabilities - net	489.1	865.7	88.1
Loans payable - net of current maturities
Related parties	760.7	630.3	64.1
Third parties	827.4	678.5	69.0
Bonds payable	7,524.1	10,161.9	1,033.8
Other non-current liabilities	390.3	511.8	52.1
Total Non-Current Liabilities	10,030.6	12,864.7	1,308.7

MINORITY INTEREST	164.5	175.7	17.9

STOCKHOLDERS’ EQUITY
Capital stock	528.5	535.6	54.5
Premium on capital stock	880.9	1,178.3	119.9
Difference in value from restructuring
transactions of entities under common control	-	-	-
Difference in transactions of equity changes in
associated companies/subsidiaries	403.8	403.8	41.1
Stock options	71.2	90.8	9.2
Difference in foreign currency translation	0.4	0.2	0.0
Retained earnings
Appropriated	33.6	49.9	5.1
Unappropriated	9,632.9	10,433.2	1,061.4
Net income this period	1,633.2	1,623.5	165.2
Total Retained earnings	11,299.7	12,106.6	1,231.6
Total Stockholders’ Equity	13,184.6	14,315.3	1,456.3

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	27,872.5	32,787.1	3,335.4

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2005 of Rp9,830 to US$ 1 (in full amounts)

 PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

DECEMBER 31, 2004 and 2005

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	Years
	Ended December 31,
	2004	2005		Growth (2)
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	7,342.1	8,645.0	879.4	17.7%
Multimedia, Data Communication, Internet (“MIDI”)	1,483.9	1,694.0	172.3	14.2%
Fixed telecommunication	1,544.7	1,250.8	127.2	-19.0%
Other services	59.4	0.0	0.0	-100.0%
TOTAL OPERATING REVENUES	10,430.1	11,589.8	1,179.0	11.1%

OPERATING EXPENSES
Depreciation and amortization	2,818.7	3,080.2	313.3	9.3%
Personnel	1,207.4	1,264.7	128.7	4.7%
Maintenance	473.4	614.6	62.5	29.8%
Administration and general	471.3	606.0	61.7	28.6%
Compensation to telecommunications carriers and service providers	513.4	408.4	41.5	-20.4%
Marketing	349.8	360.0	36.6	2.9%
Leased circuits	97.7	142.2	14.5	45.6%
Other costs of services	1,300.4	1,461.7	148.7	12.4%
TOTAL OPERATING EXPENSES	7,232.0	7,937.9	807.5	9.8%

OPERATING INCOME	3,198.1	3,651.9	372.5	14.2%

OTHER INCOME (EXPENSES)
Interest income	187.4	215.1	21.9	14.8%
Gain on sale of investment in associated companies	286.2	14.6	1.5	-94.9%
Gain on sale of other long-term investments - net	110.9	1.2	0.1	-98.9%
Financing cost	(1,097.5)	(1,264.8)	(128.7)	15.2%
Amortization of goodwill	(226.3)	(226.4)	(23.0)	0.0%
Gain (loss) on foreign exchange - net	(66.1)	(79.9)	(8.1)	20.9%
Loss on change in fair value of derivatives - net	(170.5)	(44.2)	(4.5)	-74.1%
Others - net	99.1	85.1	8.7	-14.1%
TOTAL OTHER INCOME (EXPENSES)	(876.8)	(1,299.2)	(132.2)	48.2%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	61.5	0.1	0.0	-99.9%

INCOME BEFORE INCOME TAX	2,382.8	2,352.8	239.3	-1.3%

INCOME TAX EXPENSE
Current	140.9	331.5	33.7	135.3%
Deferred	583.7	366.4	37.3	-37.2%
TOTAL INCOME TAX EXPENSE	724.6	697.9	71.0	-3.7%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,658.2	1,654.9	168.3	-0.2%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(25.0)	(31.4)	(3.2)	25.6%

NET INCOME	1,633.2	1,623.5	165.2	-0.6%

BASIC EARNINGS PER SHARE	313.91	309.04	0.03	-1.6%

DILUTED EARNINGS PER SHARE	313.63	309.04	0.03	-1.5%

BASIC EARNINGS PER ADS (50 B shares per ADS)	15,695.59	15,452.16	1.57	-1.6%

DILUTED EARNINGS PER ADS	15,681.59	15,452.16	1.57	-1.5%

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2005 of Rp9,830 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 31 December 2004 and 2005

DESCRIPTION	Unit	YTD	YTD	Growth
		Ended	Ended
		31 Dec 2004	31 Dec 2005
		1	2	3=(2-1)/1
CELLULAR
Prepaid
- IM3	subs	2,245,176	5,266,488	134.6%
- Mentari	subs	6,969,487	8,569,558	23.0%
Postpaid (Matrix)	subs	539,944	676,407	25.3%
Total Cellular Subscribers	subs	9,754,607	14,512,453	48.8%

ARPU Postpaid	Rp	269,647	240,810	-10.7%
ARPU Prepaid	Rp	78,681	58,054	-26.2%
ARPU Blended	Rp	89,489	67,113	-25.0%

IDD
Outgoing Traffic	000 min	188,710	156,633	-17.0%
Incoming Traffic	000 min	670,819	808,048	20.5%

Total Traffic	000 min	859,529	964,681	12.2%
I/C Ratio	-	3.6	5.2

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	3,258	3,190	-2.1%
Domestic High Speed Leased Circuit	cct/64k	4,115	28,245	586.4%
Satellite Transponder Leased (external usage)	#transp	10.7	12.3	15.0%
Datacom
International High Speed Leased Circuit	cct/64k	650	780	20.0%
Domestic High Speed Leased Circuit	cct/64k	3,546	5,361	51.2%
Frame relay	port	1,008	1,056	4.8%
IPVPN	cct/64k	375	930	148.0%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,854	1,478	-20.3%
Frame Relay	access	4,236	4,353	2.8%
VSAT	terminal	1,440	1,731	20.2%
IPVPN	link	1,072	2,028	89.2%

IM2
Internet Dial Up	user	24,563	28,161	14.6%
Internet Dedicated	link	662	751	13.4%
IPVPN	link	280	250	-10.7%
EMPLOYEES
Indosat and its subsidiaries	person	7,820	8,137	4.1%
(Including non permanent employees)